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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

THE MIDDLEBY CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

596278101
(CUSIP Number)

Nathaniel Sack, Esq.
Seyfarth Shaw LLP
55 East Monroe Street
Suite 4200
Chicago, IL 60603-5803
(312) 346-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2003
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    596278101

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person WILLIAM F. WHITMAN, JR.

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 20,000*
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 20,000*

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,918,974**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%

14.	Type of Reporting Person (See Instructions) IN

*
Includes shares beneficially owned by W.F. Whitman Family Foundation, Inc.

**
Includes shares beneficially owned by two trusts whose grantors are reporting person and reporting person's spouse, respectively.

Item 1. Security and Issuer

        This Amendment to this statement on Schedule 13D (this "Statement" or this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Middleby Corporation, a Delaware corporation (the "Issuer" or "Middleby"). The principal executive office of the Issuer is located at 1400 Toastmaster Drive, Elgin, Illinois 60120.

Item 2. Identity and Background

(a)    Name:    William F. Whitman, Jr.

(b)    The principal business address of Mr. Whitman is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.

(c)    Mr. Whitman is Chairman of the Issuer. The Issuer's principal business is the manufacturing of food service equipment.

(d)    During the last five years, Mr. Whitman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, Mr. Whitman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship:    USA

Item 3. Source and Amount of Funds or Other Consideration

        N/A

Item 4. Purpose of Transaction

        For tax planning purposes, on December 9, 2003, William F. Whitman, Jr. and his spouse assigned an aggregate of 1,898,974 shares of Common Stock that they beneficially own to two trusts whose grantors are Mr Whitman and his spouse, respectively. Thomas C. Danziger is the sole trustee of both trusts. The Whitmans, the trusts, and the trustee of the trusts did not receive or pay any consideration in connection with such transactions. Under the terms of certain Irrevocable Trust Agreements, Mr. Whitman and his spouse have the right to acquire beneficial ownership of such securities within 60 days of the transfer.

        As of the date of this Amendment to this Schedule 13D, Mr. Whitman has no plans or proposals which relate to, or would result in, any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

        (a)   Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, reporting person is deemed to be the beneficial owner of 1,898,974 securities because reporting person and his spouse have the right to acquire beneficial ownership of such securities within 60 days of the transfer pursuant to the terms of an Irrevocable Trust Agreement.

        Mr. Whitman is deemed to beneficially own an aggregate of 1,918,974 shares of Common Stock which represents approximately 20.8% of the 9,207,874 shares of Common Stock outstanding as reported by the Issuer in its Proxy Statement on Schedule 14A, which was filed on November 24, 2003.

        While the securities are assigned to the trusts, Thomas C. Danziger, the sole trustee of the trusts, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the securities. Mr. Danziger is the spouse of Laura B. Whitman, a director of the Issuer and Mr. Whitman's daughter.

        (b)   Mr. Whitman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 20,000 shares of Common Stock held in the name of W.F. Whitman Family Foundation, Inc.

        Pursuant to the terms of certain Irrevocable Intangible Trust Agreements, the Trustee has the sole authority to direct the disposition and voting of the shares of Common Stock owned by the trusts.

        (c)   On December 8, 2003, Mr. Whitman made a gift of 20,000 shares of Common Stock to the W.F. Whitman Family Foundation, Inc.

        On October 23, 2003, Mr. Whitman redeemed 44,797 shares of Common Stock to the Company, at a price of $18.47 per share, the closing market price on that date, as payment for certain option exercise transactions.

        (d)   The trusts (described in Item 4 above) have the right to receive any dividends from, or proceeds from the sale of, the securities. The trustee of the trust has the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

        (e)   N/A

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Pursuant to the terms of certain Irrevocable Trust Agreements, the trustee of the trusts has the sole authority to direct the disposition and voting of the shares of Common Stock owned by the trusts. However, under the terms of that agreement, Mr. Whitman and his spouse have the right to acquire beneficial ownership of such securities within 60 days of the transaction reported in this Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Irrevocable Trust Agreement, dated November 29, 2003, between William F. Whitman, Jr., as Grantor of the Trust, and Thomas C. Danziger, as Trustee of the Trust.
Exhibit 2	Irrevocable Trust Agreement, dated November 29, 2003, between Barbara Whitman, as Grantor of the Trust, and Thomas C. Danziger, as Trustee of the Trust.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 23, 2003

Signature:	/s/ William J. Whitman, Jr.
Name/Title:	William J. Whitman, Jr.
ATTENTION:	INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE